Consent of Independent Accountants

We hereby consent to the use in the Sstatement of Additional Information constituting part of this Post-Effective Amendment No. 1 to the registration statement on Form N-1A (the "Registration Statement") of our report dated September 13, 1996, relating to the statement of assets and liabilities of U.S. Treasury Reserve Fund and Cash Reserve Fund (two portfolios constituting First Choice Funds Trust), which appears in such Statement of Additional Information and to the incorporation by reference of our report into the Prospectus dated October 1, 1996, which is also incorporated by reference into this Registration Statement. We also consent ot the references to us under the heading "Experts" in such Statemnt of Additional Information and under the heading "Independent Accountants" appearing on the cover of such Prospectus.


PRICE WATERHOUSE LLP
1177 Avenue of the Americas
New York, New York 10036
April 30, 1997